EXHIBIT 99.1

O2Micro Reports Q4 2011 and Year-End Results

GEORGE TOWN, Grand Cayman, Feb. 1, 2012 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the fourth quarter of 2011 and full fiscal year, ending December 31, 2011.

Financial Highlights for the Fourth Quarter ending December 31, 2011:

O2Micro International Limited reported Q4 2011 revenue of $28.7 million. Revenue was down 11% from the prior quarter and 5% below the comparable year-ago quarter. The gross margin was 56.1% in the recent quarter, up from 55.5% in Q3 2011 and below the 60.2% that was reported in Q4 2010. During the fourth quarter of 2011, the company incurred $16.5 million in GAAP operating expenses. Q4 2011 GAAP operating expenses were flat with Q3 2011 and slightly above the comparable year-ago period when operating expenses were $15.7 million. These results yielded a GAAP operating loss of $408,000 in Q4 2011, compared to operating income of $1.2 million and $2.5 million in the prior and comparable year-ago quarters, respectively. The corresponding GAAP operating margins for Q4 2011, Q3 2011, and Q4 2010 were (1.4%), 3.9%, and 8.2%, respectively. Pretax income from continuing operations was $2.0 million in the fourth quarter of 2011, compared to $1.8 million in the prior quarter and $2.9 million in Q4 2010. The recent quarter included a one-time gain of $1.6 million in non-operating income for the sale of a long-term investment. GAAP net income was $1.9 million in Q4 2011, up from $1.4 million in the third quarter of 2011 and reversed a loss of $636,000 from the comparable Q4 2010 period. In Q4 2010, the company recorded an after-tax loss of $3.5 million from discontinued operations with related after-tax gain of $49,000 and after-tax loss of $36,000 that were included in Q4 2011 and Q3 2011, respectively. The corresponding GAAP net income per ADS was $0.06 in the fourth quarter of 2011, $0.04 in the third quarter of 2011, and a net loss of $0.02 in the fourth quarter of 2010.

Financial Highlights for the Twelve Months ending December 31, 2011:

O2Micro International Limited produced revenue of $124.3 million in 2011. Revenue was down by 10% from 2010 when the company reported revenue of $137.8 million. The gross margin in 2011 was 57.1%, compared to 61.4% in 2010. GAAP operating expenses totaled $63.9 million and $62.1 million in 2011 and 2010, respectively. The 2011 operating expenses reflected a reduction of $850,000 in operating expenses from litigation income received during the year. The GAAP operating income was $7.1 million in 2011 and $22.4 million in 2010. The corresponding GAAP operating margins were 5.7% and 16.3% in 2011 and 2010, respectively. Pretax income from continuing operations was $10.5 million in 2011 and $23.4 million in 2010. In 2011, the company recorded a one-time gain of $1.6 million net of taxes that was related to the sale of a long-term investment. GAAP net income in 2011 and 2010 was $9.4 million and $12.2 million, respectively. In 2010, the company recorded an after-tax loss of $9.8 million from discontinued operations and a related after-tax gain of $9,000 that was included in the 2011 results. The corresponding GAAP net income per fully diluted ADS was $0.28 in 2011 and $0.35 in 2010.

Supplementary Data:

The company ended the fourth quarter of 2011 with $125.6 million in unrestricted cash and short-term investments or $3.80 per outstanding ADS. The accounts receivable balance was $12.1 million and represented 41 days sales outstanding at the end of Q4 2011. Inventory was $7.9 million or 62 days and turned over 5.8 times during Q4 2011. As of December 31, 2011, the company had $132.5 million in working capital and the book value was $182.5 million, or $5.52 per outstanding ADS.

As of December 31, 2011, O2Micro International Limited counted 786 employees, including 427 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "In 2011 we diversified our business with strong growth in power products and general lighting." Mr. Du continued, "As we look forward to 2012, we are excited about the market opportunity that is developing in general lighting and a continuation of our success in core power and backlighting markets."

Conference Call: O2Micro will hold its fourth quarter conference call on February 1, 2012 at 6:00 a.m. PST, 9:00 a.m. EST. You may participate using the following dial-in information.

In the US and CANADA:	800-227-9428, passcode # 3477998
INTERNATIONAL participants:	785-830-1925, passcode # 3477998

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, passcode # 3477998
INTERNATIONAL participants:	719-457-0820, passcode # 3477998

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 18,727 patent claims granted, and over 20,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$ 28,666	$ 30,187	$ 124,283	$ 137,789

COST OF SALES	12,577	12,006	53,273	53,205

GROSS PROFIT	16,089	18,181	71,010	84,584

OPERATING EXPENSES (INCOME)
Research and development (1)	8,545	8,135	33,591	31,055
Selling, general and administrative (1)	7,952	7,561	31,165	31,087
Litigation Income	--	--	(850)	--
Total Operating Expenses	16,497	15,696	63,906	62,142

INCOME (LOSS) FROM OPERATIONS	(408)	2,485	7,104	22,442

NON-OPERATING INCOME
Interest income	379	205	1,262	927
Gain on sale of long-term investment	1,619	--	1,619	--
Foreign exchange gain (loss) – net	39	25	46	(150)
Other – net	329	162	451	151
Total Non-operating Income	2,366	392	3,378	928

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	1,958	2,877	10,482	23,370

INCOME TAX EXPENSE	121	54	1,063	1,325

NET INCOME FROM CONTINUING OPERATIONS	1,837	2,823	9,419	22,045

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX (1)	49	(3,459)	9	(9,843)

NET INCOME (LOSS)	1,886	(636)	9,428	12,202

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	315	1,404	941	2,583
Unrealized gain (loss) on available-for-sale securities	(1,874)	(307)	(1,619)	1,687
Unrealized pension loss	(37)	(188)	(25)	(183)
Total Other Comprehensive Income (loss)	(1,596)	909	(703)	4,087

COMPREHENSIVE INCOME	$ 290	$ 273	$ 8,725	$ 16,289

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ 0.06	$ 0.08	$ 0.28	$ 0.65
Discontinued operations	--	(0.10)	--	(0.29)
	$ 0.06	$ (0.02)	$ 0.28	$ 0.36

DILUTED EARNINGS PER ADS
Continuing operations	$ 0.06	$ 0.08	$ 0.28	$ 0.63
Discontinued operations	--	(0.10)	--	(0.28)
	$ 0.06	$ (0.02)	$ 0.28	$ 0.35

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	32,633	33,467	33,122	34,133
Diluted (in thousands)	33,182	33,467	33,886	35,057

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 223	$ 216	$ 1,199	$ 923
Selling, general and administrative	$ 555	$ 725	$ 2,473	$ 2,905
Discontinued operations	$ --	$ 13	$ --	$ 66

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)
	December 31,	December 31,
	2011	2010
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 32,562	$ 42,277
Restricted cash	169	562
Short-term investments	93,016	68,728
Accounts receivable – net	12,062	13,239
Inventories	7,926	13,683
Prepaid expenses and other current assets	2,228	2,434
Total Current Assets	147,963	140,923

LONG-TERM INVESTMENTS	16,361	20,676

PROPERTY AND EQUIPMENT – NET	28,330	29,739

OTHER ASSETS
Intangible assets	1,565	1,936
Other Assets	4,614	4,360
Total Other Assets	6,179	6,296

TOTAL ASSETS	$198,833	$197,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 6,641	$ 8,299
Income tax payable	606	494
Accrued expenses and other current liabilities	8,237	8,031
Total Current Liabilities	15,484	16,824

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	628	679
Long-term income tax liabilities	66	302
Other liabilities	129	129
Total Other Long-Term Liabilities	823	1,110

Total Liabilities	16,307	17,934

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,653,265,600 and 1,675,021,100 shares as of December 31, 2011 and 2010, respectively	33	34
Additional paid-in capital	136,625	135,703
Retained earnings	43,080	36,937
Accumulated other comprehensive income	6,899	7,602
Treasury stock – 47,990,100 and 5,000,000 shares as of December 31, 2011 and 2010, respectively	(4,111)	(576)
Total Shareholders' Equity	182,526	179,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$198,833	$197,634
CONTACT:  Gary E. Abbott
          Director of Investor Relations, O2Micro
          Phone: 408.987.5920, x8888
          Email: gary.abbott@o2micro.com